UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             ☐                 Form 40-F         ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     ☐                 No         ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 29, 2016	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report, dated effective December 31, 2015

99.2	Consent of Andrew Tripp

99.3	Consent of Sally Goodman

99.4	Consent of Guillermo Pareja

99.5	Consent of Kevin Murray

99.6	Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report, dated effective December 31, 2015

99.7	Consent of Christine Beausoleil

99.8	Consent of Denis Fleury

99.9	Consent of Andy Fortin

99.10	Consent of Luc Joncas

99.11	Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report, dated effective December 31, 2015

99.12	Consent of Daniel Redmond

99.13	Consent of Sally Goodman

99.14	Consent of Guillermo Pareja

99.15	Consent of Andre De Ruijter

99.16	Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report, dated effective December 31, 2015

Exhibit	Description of Furnished Exhibit

99.17	Consent of Stephane Blais

99.18	Consent of Chris Osiowy

99.19	Consent of Nuri Hmidi